News Release
TSX:RMX | NYSE.MKT:RBY
March 27, 2013

Rubicon Provides an Update on its Mineral Resource Estimate

Rubicon Minerals Corporation (TSX: RMX | NYSE.MKT: RBY) (“Rubicon” or the “Company”) has been informed by SRK Consulting that the updated mineral resource estimate for the F2 Gold System, which comprises the Phoenix Gold Project, is close to completion. The Company plans to release a summary of this updated mineral resource estimate in early April 2013.

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an advanced stage gold development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario towards projected gold production in 2014. Rubicon is well-funded and its flagship Phoenix Gold Project is fully permitted for production.  In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon’s shares are included in the S&P/TSX Composite Index.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

President and Chief Executive Officer

PR13-6 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “look forward” and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Preliminary Economic Assessment dated August 8, 2011 (“PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex Inc., and has an effective date of August 8, 2011.

Forward-looking statements in this news release include, but are not limited to statements regarding the planned release of the updated mineral resource estimate in early April 2013, and the projected gold production in 2014.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

It is important to note that the information provided in the PEA is preliminary in nature. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

PR13-6 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release